EXHIBIT (a)(5)(ii)

News Release

Media Contacts Anita Liskey, 312.466.4613 William Parke, 312.930.3467 news@cmegroup.com www.cmegroup.mediaroom.com	Investor Contact John Peschier, 312.930.8491 CME-G

FOR IMMEDIATE RELEASE

CME Group Inc. Commences Self-Tender Offer to Purchase up to 6.25 Million Shares

CHICAGO, August 1, 2007 – Consistent with its previously announced plans, CME Group Inc. (formerly Chicago Mercantile Exchange Holdings Inc.) (NYSE, NASDAQ: CME) today announced the commencement of a tender offer to purchase up to 6,250,000 shares, or about 11 percent, of its outstanding Class A common stock at a price of $560 per share. The tender offer will expire at 5:00 p.m., Eastern Time, on Wednesday, August 29, 2007, unless extended. The tender offer is being made in connection with the merger of CBOT Holdings, Inc. with and into CME Group. The merger agreement requires CME Group to undertake the tender offer after the closing of the merger, which occurred on July 12, 2007. The tender offer will be subject to a number of terms and conditions, as specified in the offer to purchase that is being mailed to holders of CME Group’s Class A common stock.

CME Group has retained Lehman Brothers Inc. to act as lead dealer manager and William Blair & Company, L.L.C. to act as co-dealer manager for the tender offer. D.F. King & Co., Inc. is the information agent for the tender offer.

Copies of the offer to purchase and related materials being mailed to holders of CME Group’s Class A common stock may be obtained at CME Group’s expense from the information agent, D.F. King & Co., Inc. at 48 Wall Street, 22nd Floor, New York, New York 10005 – banks and brokerage firms please call (212) 269-5550 and all others call (800) 697-6975 (toll-free).

Questions regarding the tender offer should be directed to D.F. King & Co., Inc. at (800) 697-6975 (toll-free).

About CME Group

CME Group (www.cmegroup.com) is the world’s largest and most diverse exchange. Formed by the 2007 merger of Chicago Mercantile Exchange Holdings and CBOT Holdings, CME Group serves the risk management needs of customers around the globe. As an international marketplace, CME Group brings buyers and sellers together on the CME Globex electronic trading platform and on its trading floors. CME Group offers the widest range of benchmark products available across all major asset classes, including futures and options based on interest rates, equity indexes, foreign exchange, agricultural commodities and alternative investment products such as weather and real estate. CME Group’s Class A common stock is traded on the New York Stock Exchange and the Nasdaq Global Select Market under the symbol “CME.”

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Certain Information Regarding the Tender Offer

The information in this press release describing CME Group’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of CME Group’s Class A common stock in the tender offer. The tender offer is being made only pursuant to the offer to purchase and the related materials that CME Group will distribute to its stockholders. Stockholders should read the offer to purchase and the related materials carefully because they contain important information, including the various terms and conditions of the tender offer. Stockholders of CME Group will be able to obtain a free copy of the Tender Offer Statement on Schedule TO (including the offer to purchase) and other documents that CME Group will be filing with the Securities and Exchange Commission from the SEC’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll free at 1 (800) 697-6975. Stockholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Stockholders and investors who have questions or need assistance may call D.F. King & Co., Inc., the information agent for the tender offer, toll free at 1 (800) 697-6975.

The Globe logo, CME, Chicago Mercantile Exchange, CME Group, Globex and E-mini, are trademarks of Chicago Mercantile Exchange Inc. CBOT and Chicago Board of Trade are trademarks of the Board of Trade of the City of Chicago. All other trademarks are the property of their respective owners. Further information about CME Group and its products can be found at www.cmegroup.com.

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